EXHIBIT 99.3

Valneva announces resumption of trading of its ordinary shares on Euronext Paris

Saint-Herblain (France), June 23, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announces the resumption of trading of its ordinary shares on the regulated market of Euronext in Paris, starting at 4:30pm CEST today.

At the request of the Company, trading of Valneva’s ordinary shares was suspended on June 23, 2022 from 9:00 AM CEST to allow for the publication of a press release by the European Medicines Agency regarding the Committee for Medicinal Products for Human Use (CHMP) opinion on marketing authorization in Europe for Valneva’s COVID-19 vaccine candidate, VLA2001.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Investor & Media Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com